UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS

UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-145355; 333-145355-01

Vangent, Inc., and

Blueprint Technologies, Inc.

(Exact name of registrant as specified in its charter)

4250 North Fairfax Drive

Suite 1200

Arlington, Virginia 22203

(703) 284-5600(1)

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

9 5/8% Senior Subordinated Notes due 2015(2)

Guarantees of 9 5/8% Senior Subordinated Notes due 2015(3)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 1

(1)	The address, including zip code, and telephone number, including area code, of the principal office of each of Vangent, Inc. and Blueprint Technologies, Inc. are identical, as set forth above.

(2)	Vangent, Inc. is the registrant in respect of the 9 5/8% Senior Subordinated Notes due 2015.

(3)	Blueprint Technologies, Inc. is a registrant of the Guarantees of the 9 5/8% Senior Subordinated Notes due 2015.

Pursuant to the requirements of the Securities Exchange Act of 1934, each of Vangent, Inc. and Blueprint Technologies, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Vangent, Inc.

Blueprint Technologies, Inc.

Date: September 30, 2011	By:	/s/ Gregory S. Gallopoulos
Gregory S. Gallopoulos
Vice President